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                                 SCHEDULE 13E-3

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549
                        Rule 13e-3 Transaction Statement
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                 and Rule 13e-3 (Section 240.13e-3) thereunder)

                       UTAH RESOURCES INTERNATIONAL, INC.
                       ----------------------------------
                              (Name of the Issuer)

                       UTAH RESOURCES INTERNATIONAL, INC.
                       ----------------------------------
                        (Name of Person Filing Statement)

       Common Stock $.10 par value                 917518102-2,522,808
       ---------------------------                 -------------------
     (Title of Class of Securities)       (CUSIP Number of Class of Securities)

                                  Alan B. Roth
                         Wildman, Harrold, Allen & Dixon
                              225 West Wacker Drive
                            Chicago, Illinois  60606
                                 (312) 201-2000
  ----------------------------------------------------------------------------
  (Name, Address, and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

     This statement is filed in connection with (check the appropriate box):
     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c.   [ ]  A tender offer.
     d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction valuation $________         Amount of filing fee $________
--------------------------------------------------------------------------------

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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     Amount Previously Paid:  ________________________
     Form or Registration No:  ________________________
     Filing Party:  ________________________
     Date Filed:  ________________________


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                                  INTRODUCTION


     This Rule 13e-3 Transaction Statement ("Statement") relates to a solicitation of proxies by Utah Resources International, Inc. (the "Company") to be used at an annual meeting ("Annual Meeting") of shareholders of the Company to consider and vote upon a proposal to amend the Company's Articles of Incorporation ("Amendment") to effect a reverse split of the Company's issued and outstanding common stock as of 4:30 p.m., M.S.T., on the date of filing of the Amendment on the basis that each 1,000 shares of common stock then outstanding will be converted into one share, at $3.35 per share pre-reverse-split price, with fractional shareholders given the option to either receive cash in lieu of their resulting fractional share or purchase additional fractional shares to round up to one whole share following the reverse split (the "Transaction").

     Simultaneously with the filing of this Statement, the Company is filing a Preliminary Proxy Statement ("Preliminary Proxy Statement") and Schedule 14A, with exhibits with the Securities and Exchange Commission. The Preliminary Proxy Statement describes and requires a vote on the Transaction, election of directors, an amendment to the by-laws of the Company changing its annual meeting date, certain proposals submitted by Mark Jones on behalf of Mark Technologies Corporation, which proposals are not supported by the Board of Directors of the Company and the majority shareholder of the Company, and other matters. Directors Mark Jones and Jenny Morgan support the proposals of Mark Technologies Corporation. The cross reference sheet herein is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Preliminary Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Preliminary Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the contents thereof.

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                              CROSS REFERENCE SHEET


     Pursuant to General Instruction F of Schedule 13E-3, the following table sets forth the location in the Preliminary Proxy Statement of the registrant dated ____________ __, 1997 (which has been filed in preliminary form with the Securities and Exchange Commission and is attached hereto as Exhibit 1), of the information required by Schedule 13E-3 which is incorporated herein from such Preliminary Proxy Statement.

                                             Location in
Schedule 13E-3 Item and Caption              Preliminary Proxy Statement
-------------------------------              ---------------------------

Item 1.   Issuer and Class of Security
          Subject to the Transaction.

          (a)-(b)                            PROCEDURAL MATTERS

          (c)                                PROPOSED REVERSE SPLIT/Market
                                             Price

          (d)                                SPECIAL FACTORS/Reasons for the
                                             Proposed Reverse Split

          (e)                                Not applicable

          (f)                                PROPOSED REVERSE SPLIT/Market Price


Item 2.   Identity and Background.           This Preliminary Proxy   Statement
                                             is being filed by the issuers of
                                             the class of equity securities
                                             which is the subject of this
                                             Rule 13e-3 transaction.

          (a)-(g)                            Not applicable


Item 3.   Past Contacts, Transactions
          or Negotiations.                   Not applicable


Item 4.   Terms of the Transaction.          PROPOSED REVERSE SPLIT/Summary of
                                             the Proposed Reverse Split, Option
                                             to Round Up Stock Holdings, Cash
                                             Payment in Lieu of Fractional
                                             Shares, Market Price,


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                                             Amendment to Articles of
                                             Incorporation, Exercise of Round Up
                                             Option and Exchange of Stock
                                             Certificates, Voting Requirements,
                                             Dissenters' Rights, Regulatory
                                             Requirements and Purchase of
                                             Returned Shares


Item 5.   Plans or Proposals of the
          Issuer or Affiliate.

          (a)-(b)                            Not applicable

          (c)                                Not applicable

          (d)-(e)                            Not applicable

          (f)-(g)                            SPECIAL FACTORS/Reasons for the
                                             Proposed Reverse Split,
                                             Recommendation of the Board of
                                             Directors and Conduct of the
                                             Company's Business after the
                                             Proposed Reverse Split


Item 6.   Source and Amount of Funds
          or Other Consideration.

          (a)-(c)                            SPECIAL FACTORS/Financing the
                                             Proposed Reverse Split

          (d)                                Not applicable


Item 7.   Purpose(s), Alternatives,
          Reasons and Effects.

          (a)                                SPECIAL FACTORS/Effect of the
                                             Proposed  Reverse Split Reasons for
                                             the Proposed   Reverse Split

          (b)                                SPECIAL FACTORS/Recommendation of
                                             the  Board of Directors

          (c)                                SPECIAL FACTORS/Background of the
                                             Proposed Reverse Split, IMCC
                                             Transaction and Settlement
                                             Agreements, Reasons for the


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                                             Proposed Reverse Split and
                                             Recommendation of the Board of
                                             Directors

          (d)                                SPECIAL FACTORS/Effect of the
                                             Proposed Reverse Split and
                                             FINANCIAL MATTERS/Federal Income
                                             Tax Consequences


Item 8.   Fairness of the Transaction.

          (a)                                SPECIAL FACTORS/Recommendation of
                                             the Board of Directors

          (b)                                SPECIAL FACTORS/Background of the
                                             Proposed Reverse Split, IMCC
                                             Transaction and Settlement
                                             Agreements, Reasons for the
                                             Proposed Reverse Split,
                                             Recommendation of the Board of
                                             Directors and Conduct of the
                                             Company's Business After the
                                             Proposed Reverse Split

          (c)                                PROPOSED REVERSE SPLIT/Voting
                                             Requirements

          (d)                                SPECIAL FACTORS/Background of the
                                             Proposed Reverse Split

          (e)                                SPECIAL FACTORS/Recommendation of
                                             the Board of Directors

          (f)                                Not applicable


Item 9.   Reports, Opinions, Appraisals      No report, opinion or appraisal and
          Certain Negotiations.              materially related to this
                                             Rule 13e-3 transaction has been
                                             received by the Issuer


Item 10.  Interest in Securities of the
          Issuer.

          (a)                                VOTING SECURITIES AND PRINCIPAL
                                             HOLDERS THEREOF

          (b)                                Not applicable


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Item 11.  Contracts, Arrangements or         SPECIAL FACTORS/Background of the
          Understandings with Respect        Proposed Reverse Split
          to the Issuer's Securities.


Item 12.  Present Intention and Recommen-    SPECIAL FACTORS/Recommendation of
          dation of Certain Persons with     the Board of Directors
          Regard to the Transaction.


Item 13.  Other Provisions of the
          Transaction.

          (a)                                PROPOSED REVERSE SPLIT/Dissenters'
                                             Rights

          (b)-(c)                            Not applicable


Item 14.  Financial Information.             FINANCIAL MATTERS/Financial
                                             Statements


Item 15.  Persons and Assets Employed,       SPECIAL FACTORS/Persons and Assets
          Retained or Utilized.              Employed, Retained or Utilized


Item 16.  Additional Information.            Not applicable


Item 17.  Material to be Filed as Exhibits.  Exhibit Index attached hereto


                                       -7-

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Item 1.   ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

          (a) Information in response to these sub-items is incorporated herein by reference to "PROCEDURAL MATTERS" on the cover page of registrant's Proxy Statement dated February, 1997 which has been filed in preliminary form with the Securities and Exchange Commission ("SEC") (referred to herein as the "Preliminary Proxy Statement").

          (b) Information in response to this sub-item is incorporated herein by reference to "PROCEDURAL MATTERS" in the Preliminary Proxy Statement.

          (c) Information in response to this sub-item is incorporated herein by reference to "PROPOSED REVERSE SPLIT/Market Price" in the Preliminary Proxy Statement.

          (d) Information in response to this sub-item is incorporated herein by reference to "SPECIAL FACTORS/Reasons for the Proposed Reverse Split" in the Preliminary Proxy Statement.

          (e)       Not applicable.

          (f) Information in response to this sub-item is incorporated herein by reference to "PROPOSED REVERSE SPLIT/Market Price" in the Preliminary Proxy Statement.


Item 2.   IDENTITY AND BACKGROUND.

          This Proxy Statement is being filed by the Issuer of the class of equity security which is the subject of this Rule 13e-3 transaction.

          (a)-(d)   Not applicable.

          (e) No executive officer, director, control person, or executive officer or director of any corporation ultimately in control of the registrant has been convicted during the last five years in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (f) No executive officer, director, control person, or executive officer or director of any corporation ultimately in control of the registrant during the past five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

          (g)       Not applicable.


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Item 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

          Not applicable.


Item 4.   TERMS OF THE TRANSACTION.

          Information in response to this sub-item is incorporated herein by reference to "PROPOSED REVERSE SPLIT/Summary of Proposed Reverse Split, Option to Round Up Stock Holdings, Cash Payment in Lieu of Fractional Shares, Market Price, Amendments to Articles of Incorporation, Exercise of Round Up Option and Exchange of Stock Certificates, Voting Requirements, Dissenters' Rights, Regulatory Requirements and Purchase of Returned Shares" in the Preliminary Proxy Statement.


Item 5.   PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

          (a)-(b)   Not applicable.

          (c)       Not applicable.

          (d)-(e)   Not applicable.

          (f)-(g) Information in response to these sub-items is incorporated herein by reference to "SPECIAL FACTORS/Reasons for the Proposed Reverse Split Recommendation of the Board of Directors and Conduct of the Company's Business After the Proposed Reverse Split" in the Preliminary Proxy Statement.


Item 6.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

          (a)-(c) Information in response to these sub-items is incorporated herein by reference to "SPECIAL FACTORS/Financing the Proposed Reverse Split" in the Preliminary Proxy Statement.

          (d)       Not applicable.

Item 7.   PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

          (a) Information in response to this sub-item is incorporated herein by reference to "SPECIAL FACTORS/Effect of the Proposed Reverse Split and Reasons for the Proposed Reverse Split" in the Preliminary Proxy Statement.


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          (b)       Information in response to this sub-item is incorporated
herein by reference to "SPECIAL FACTORS/Recommendation of the Board of Directors" in the Preliminary Proxy Statement.

          (c) Information in response to this sub-item is incorporated herein by reference to "SPECIAL FACTORS/Background of the Proposed Reverse Split, IMCC Transaction and Settlement Agreement, Reasons for the Proposed Reverse Split and Recommendation of the Board of Directors" in the Preliminary Proxy Statement.

          (d) Information in response to this sub-item is incorporated herein by reference to "SPECIAL FACTORS/Effect of the Proposed Reverse Split and FINANCIAL MATTERS/Federal Income Tax Consequences" in the Preliminary Proxy Statement.


Item 8.   FAIRNESS OF THE TRANSACTION.

          (a) Information in response to this sub-item is incorporated herein by reference to "SPECIAL FACTORS/Recommendation of the Board of Directors" in the Preliminary Proxy Statement.

          (b) Information in response to this sub-item is incorporated herein by reference to "SPECIAL FACTORS/Background of the Proposed Reverse Split, IMCC Transaction and Settlement Agreement, Reasons for the Proposed Reverse Split, Recommendation of the Board of Directors and Conduct of the Company's Business after the Proposed Reverse Split" in the Preliminary Proxy Statement.

          (c) Information in response to this sub-item is incorporated herein by reference to "PROPOSED REVERSE SPLIT/Voting Requirements" in the Preliminary Proxy Statement.

          (d) Information in response to this sub-item is incorporated herein by reference to "SPECIAL FACTORS/Background of the Proposed Reverse Split" in the Preliminary Proxy Statement.

          (e) Information in response to this sub-item is incorporated herein by reference to "SPECIAL FACTORS/Recommendation of the Board of Directors" in the Preliminary Proxy Statement.

          (f)       Not applicable.


Item 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

          No report, opinion or appraisal materially related to this Rule 13e-3 transaction has been received by the Issuer.


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Item 10.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) Information in response to this sub-item is incorporated herein by reference to "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF" in the Preliminary Proxy Statement.

          (b)       Not applicable.


Item 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

          Information in response to this item is incorporated herein by reference to "SPECIAL FACTORS/Background of the Proposed Reverse Split" in the Preliminary Proxy Statement.


Item 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

          Information in response to this item is incorporated herein by reference to "SPECIAL FACTORS/Recommendation of the Board of Directors" in the Preliminary Proxy Statement.


Item 13.  OTHER PROVISIONS OF THE TRANSACTION.

          (a) Information in response to this sub-item is incorporated herein by reference to "PROPOSED REVERSE SPLIT/Dissenters' Rights" in the Preliminary Proxy Statement.

          (b)-(c)   Not applicable.


Item 14.  FINANCIAL INFORMATION.

          Information in response to this item is incorporated herein by reference to "FINANCIAL MATTERS/Financial Statements" in the Preliminary Proxy Statement.


Item 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

          Information in response to this item is incorporated herein by reference to "SPECIAL FACTORS/Persons or Assets Employed, Retained or Utilized" in the Preliminary Proxy Statement.


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Item 16.  ADDITIONAL INFORMATION.

          Not applicable.


Item 17.  MATERIAL TO BE FILED AS EXHIBITS.

          See the Exhibit Index attached hereto.


                                      -12-

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                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   UTAH RESOURCES INTERNATIONAL, INC.



Date:  February 13, 1997           By: /s/ John Fife
                                       -------------------------------------
                                       John Fife, Director, Chairman of the
                                       Board, CEO and President


                                      -13-

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                                  EXHIBIT INDEX
                                       TO
                        RULE 13E-3 TRANSACTION STATEMENT
                       UTAH RESOURCES INTERNATIONAL, INC.

                                                                 SEQUENTIALLY
                                                                   NUMBERED
                                                                     PAGE *

99.1.   Preliminary copy of Transmittal Letter
        to Shareholders of Utah Resources
        International, Inc. regarding Annual
        Meeting of Shareholders.

99.2.   Preliminary copy of Notice of Annual
        Meeting of Shareholders of Utah
        Resources International, Inc.

99.3.   Preliminary copy of Proxy Statement of
        Utah Resources International, Inc. filed with the Securities and Exchange
        Commission on February 13, 1997.

99.4.   Preliminary copy of Shareholder Proxy.

*   INCLUDED ONLY ON ORIGINAL SCHEDULE 13E-3 FILED WITH
    THE SECURITIES AND EXCHANGE COMMISSION.